Exhibit 99.1

BMO Financial Group Reports Second Quarter 2024 Results

EARNINGS RELEASE

BMO’s Second Quarter 2024 Report to Shareholders, including the unaudited interim consolidated financial statements for the period ended April 30, 2024 are available online at www.bmo.com/investorrelations and at www.sedarplus.ca.

Financial Results Highlights

Second Quarter 2024 compared with Second Quarter 2023:

•	Net income of $1,866 million, compared with $1,029 million; adjusted net income[1,2] of $2,033 million, compared with $2,186 million

•	Reported earnings per share (EPS)[3] of $2.36, compared with $1.26; adjusted EPS[1,2,3] of $2.59, compared with $2.89

•	Provision for credit losses (PCL) of $705 million, compared with $1,023 million on a reported basis and $318 million on an adjusted basis[1]

•	Return on equity (ROE) of 9.9%, compared with 5.5%; adjusted ROE[1,2] of 10.9%, compared with 12.6%

•	Common Equity Tier 1 (CET1) Ratio[4] of 13.1%, compared with 12.2%

•	Declared a quarterly dividend of $1.55 per common share, an increase of $0.08 or 5% from the prior year and $0.04 or 3% from the prior quarter

Year-to-Date 2024 compared with Year-to-Date 2023:

•	Net income of $3,158 million, compared with $1,162 million; adjusted net income[1,2] of $3,926 million, compared with $4,344 million

•	Reported EPS[3] of $4.08, compared with $1.42; adjusted EPS[1,2,3] of $5.14, compared with $5.94

•	PCL of $1,332 million, compared with $1,240 million on a reported basis and $535 million on an adjusted basis[1]

•	ROE of 8.5%, compared with 3.0%; adjusted ROE[1,2] of 10.7%, compared with 12.8%

Adjusted1,2 results in the current quarter and the prior year excluded the following items:

•	Impact of an incremental U.S. Federal Deposit Insurance Corporation (FDIC) special assessment of $50 million ($67 million pre-tax) in the current quarter.

•	Acquisition and integration costs of $26 million ($36 million pre-tax) in the current quarter; $549 million ($727 million pre-tax) in the prior year.

•	Amortization of acquisition-related intangible assets of $79 million ($107 million pre-tax) in the current quarter; $85 million ($115 million pre-tax) in the prior year.

•	Impact of a lawsuit associated with a predecessor bank, M&I Marshall and Ilsley Bank, of $12 million ($15 million pre-tax) in the current quarter; $6 million ($7 million pre-tax) in the prior year.

•	Initial provision for credit losses of $517 million ($705 million pre-tax) on the purchased Bank of the West performing loan portfolio in the prior year.

Toronto, May 29, 2024 – For the second quarter ended April 30, 2024, BMO Financial Group recorded net income of $1,866 million or $2.36 per share on a reported basis, and net income of $2,033 million or $2.59 per share on an adjusted basis.

“This quarter, we achieved strong pre-provision, pre-tax earnings growth and positive operating leverage, driven by continued momentum in Canadian personal and commercial banking and strengthening performance in our Capital Markets and wealth businesses. We’ve delivered on our commitments with expenses down, compared with last year and last quarter. Our balance sheet strength is evident in a CET1 ratio above 13%, robust customer deposit growth and appropriate provisioning for the credit environment, which continues to be impacted by prolonged high interest rates and a slowing economy,” said Darryl White, Chief Executive Officer, BMO Financial Group.

“We continue to position the bank for long-term growth. Our U.S. Segment is delivering pre-provision, pre-tax earnings growth and we’re executing against a proven U.S. growth strategy, including our One Client approach that brings the full scale of BMO to our customers. We’re building on a powerful platform that delivers competitive and differentiated products, advice and digital tools across our North American footprint. This quarter, BMO was ranked among Fast Company’s list of the World’s Most Innovative Companies of 2024, the only Canadian and U.S. bank recognized out of more than 600 winning organizations – a recognition of the tangible outcomes of our investment in the innovative technologies that make banking easier for our customers,” concluded Mr. White.

Caution

The foregoing section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

(1)

Results and measures in this document are presented on a generally accepted accounting principles (GAAP) basis. They are also presented on an adjusted basis that excludes the impact of certain specified items from reported results. Adjusted results and ratios are non-GAAP and are detailed for all reported periods in the Non-GAAP and Other Financial Measures section. For details on the composition of non-GAAP amounts, measures and ratios, as well as supplementary financial measures, refer to the Glossary of Financial Terms in our Second Quarter 2024 Report to Shareholders.

(2)

Effective the first quarter of 2024, the bank adopted IFRS 17, Insurance Contracts (IFRS 17), and retrospectively applied it to fiscal 2023 results and opening retained earnings as at November 1, 2022. For further information, refer to the Changes in Accounting Policies section in our Second Quarter 2024 Report to Shareholders.

(3)	All EPS measures in this document refer to diluted EPS, unless specified otherwise.
(4)	The CET1 Ratio is disclosed in accordance with the Capital Adequacy Requirements (CAR) Guideline, as set out by the Office of the Superintendent of Financial Institutions (OSFI), as applicable.

Note: All ratios and percentage changes in this document are based on unrounded numbers.

BMO Financial Group Second Quarter Report 2024 1

Concurrent with the release of results, BMO announced a third quarter 2024 dividend of $1.55 per common share, an increase of $0.04 or 3% from the prior quarter and an increase of $0.08 or 5% from the prior year. The quarterly dividend of $1.55 per common share is equivalent to an annual dividend of $6.20 per common share.

Second Quarter 2024 Performance Review

Adjusted results and ratios in this section are on a non-GAAP basis. Refer to the Non-GAAP and Other Financial Measures section for further information on adjusting items. The order in which the impact on net income is discussed in this section follows the order of revenue, expenses and provision for credit losses, regardless of their relative impact.

Canadian P&C

Reported net income was $872 million, an increase of $53 million or 6% from the prior year, and adjusted net income was $877 million, an increase of $55 million or 7%. Results reflected a 13% increase in revenue due to higher net interest income, driven by balance growth and higher margins, and higher non-interest revenue, partially offset by higher expenses and a higher provision for credit losses.

U.S. P&C

Reported net income was $543 million, a decrease of $188 million or 26% from the prior year, and adjusted net income was $612 million, a decrease of $196 million or 24%.

On a U.S. dollar basis, reported net income was $398 million, a decrease of $141 million or 26% from the prior year, and adjusted net income, which excludes amortization of acquisition-related intangible assets, was $449 million, a decrease of $147 million or 25%. Results reflected lower revenue due to a decrease in net interest income, primarily from lower margins, and lower non-interest revenue, lower expenses and a higher provision for credit losses.

BMO Wealth Management

Reported net income was $320 million, an increase of $80 million or 33% from the prior year, and adjusted net income was $322 million, an increase of $81 million or 33%. Wealth and Asset Management reported net income was $252 million, an increase of $41 million or 19%, and adjusted net income was $254 million, an increase of $42 million or 19%, with higher revenue due to growth in client assets, including stronger global markets, partially offset by lower deposit balances and net interest margins. Insurance net income was $68 million, an increase of $39 million from the prior year, primarily due to changes in portfolio positioning during the transition to IFRS 17.

BMO Capital Markets

Reported net income was $459 million, an increase of $89 million or 24% from the prior year, and adjusted net income was $466 million, an increase of $88 million or 23%. Results reflected higher revenue, primarily due to Global Markets driven by higher interest rate trading and higher debt and equity issuance activity, and lower expenses, partially offset by a higher provision for credit losses.

Corporate Services

Reported net loss was $328 million, compared with reported net loss of $1,131 million in the prior year, and adjusted net loss was $244 million, compared with adjusted net loss of $63 million. Reported results decreased, primarily due to the adjusting items noted above. Adjusted net loss increased due to lower revenue, driven by lower net accretion of purchase accounting fair value marks and the impact of treasury-related activities.

Capital

BMO’s Common Equity Tier 1 Ratio was 13.1% as at April 30, 2024, an increase from 12.8% at the end of the first quarter of 2024, driven by internal capital generation, common shares issued under the dividend reinvestment and share purchase plan and lower source-currency risk-weighted assets.

Credit Quality

Total provision for credit losses was $705 million, compared with a reported provision of $1,023 million and an adjusted provision of $318 million in the prior year. Adjusted provision for credit losses in the prior year excluded the initial provision on the purchased Bank of the West performing loan portfolio of $705 million. The provision for credit losses on impaired loans was $658 million, an increase of $415 million due to higher provisions across operating segments, reflecting the impact of a higher interest rate environment. The provision for credit losses on performing loans was $47 million, compared with a reported provision of $780 million and an adjusted provision of $75 million in the prior year. The $47 million provision for credit losses on performing loans in the current quarter was primarily driven by portfolio credit migration and uncertainty in credit conditions, partially offset by an improvement in the macro-economic outlook, including the adoption of a fourth economic scenario.

Refer to the Critical Accounting Estimates and Judgments section of BMO’s 2023 Annual Report and Note 4 of our audited annual consolidated financial statements for further information on the allowance for credit losses as at October 31, 2023.

2 BMO Financial Group Second Quarter 2024 Earnings Release

Regulatory Filings

BMO’s continuous disclosure materials, including interim filings, annual Management’s Discussion and Analysis and audited annual consolidated financial statements, Annual Information Form and Notice of Annual Meeting of Shareholders and Proxy Circular, are available on our website at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ website at www.sedarplus.ca, and on the EDGAR section of the U.S. Securities and Exchange Commission’s website at www.sec.gov. Information contained in or otherwise accessible through our website (www.bmo.com), or any third-party websites mentioned herein, does not form part of this document.

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. In this document, the names BMO and BMO Financial Group, as well as the words “bank”, “we” and “our”, mean Bank of Montreal, together with its subsidiaries.

Caution Regarding Forward-Looking Statements

Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements in this document may include, but are not limited to: statements with respect to our objectives and priorities for fiscal 2024 and beyond; our strategies or future actions; our targets and commitments (including with respect to net zero emissions); expectations for our financial condition, capital position, the regulatory environment in which we operate, the results of, or outlook for, our operations or the Canadian, U.S. and international economies; plans for the combined operations of BMO and Bank of the West; and include statements made by our management. Forward-looking statements are typically identified by words such as “will”, “would”, “should”, “believe”, “expect”, “anticipate”, “project”, “intend”, “estimate”, “plan”, “commit”, “target”, “may”, “schedule”, “forecast”, “outlook”, “seek” and “could” or negative or grammatical variations thereof.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, both general and specific in nature. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct, and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements, as a number of factors – many of which are beyond our control and the effects of which can be difficult to predict – could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including, but not limited to: general economic and market conditions in the countries in which we operate, including labour challenges; the anticipated benefits from acquisitions, including Bank of the West, are not realized; changes to our credit ratings; the emergence or continuation of widespread health emergencies or pandemics, and their impact on local, national or international economies, as well as their heightening of certain risks that may affect our future results; cyber and cloud security, including the threat of data breaches, hacking, identity theft and corporate espionage, as well as the possibility of denial of service resulting from efforts targeted at causing system failure and service disruption; technology resiliency; failure of third parties to comply with their obligations to us; political conditions, including changes relating to, or affecting, economic or trade matters; climate change and other environmental and social risks; the Canadian housing market and consumer leverage; inflationary pressures; global supply-chain disruptions; technological innovation and competition; changes in monetary, fiscal or economic policy; changes in laws, including tax legislation and interpretation, or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, and the effect of such changes on funding costs and capital requirements; weak, volatile or illiquid capital or credit markets; the level of competition in the geographic and business areas in which we operate; exposure to, and the resolution of, significant litigation or regulatory matters, our ability to successfully appeal adverse outcomes of such matters and the timing, determination and recovery of amounts related to such matters; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to execute our strategic plans, complete proposed acquisitions or dispositions and integrate acquisitions, including obtaining regulatory approvals; critical accounting estimates and judgments, and the effects of changes in accounting standards, rules and interpretations on these estimates; operational and infrastructure risks, including with respect to reliance on third parties; global capital markets activities; the possible effects on our business of war or terrorist activities; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; and our ability to anticipate and effectively manage risks arising from all of the foregoing factors.

We caution that the foregoing list is not exhaustive of all possible factors. Other factors and risks could adversely affect our results. For more information, please refer to the discussion in the Risks That May Affect Future Results section, and the sections related to credit and counterparty, market, insurance, liquidity and funding, operational non-financial, legal and regulatory, strategic, environmental and social, and reputation risk, in the Enterprise-Wide Risk Management section of BMO’s 2023 Annual Report, and the Risk Management section in our Second Quarter 2024 Report to Shareholders, all of which outline certain key factors and risks that may affect our future results. Investors and others should carefully consider these factors and risks, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. We do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting shareholders and analysts in understanding our financial position as at and for the periods ended on the dates presented, as well as our strategic priorities and objectives, and may not be appropriate for other purposes.

Material economic assumptions underlying the forward-looking statements contained in this document include those set out in the Economic Developments and Outlook section of BMO’s 2023 Annual Report, as updated in the Economic Developments and Outlook section and the Risk Management – Update on General Economic Conditions section in our Second Quarter 2024 Report to Shareholders, as well as in the Allowance for Credit Losses section of BMO’s 2023 Annual Report, as updated in the Allowance for Credit Losses section in our Second Quarter 2024 Report to Shareholders. Assumptions about the performance of the Canadian and U.S. economies, as well as overall market conditions and their combined effect on our business, are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, we primarily consider historical economic data, past relationships between economic and financial variables, changes in government policies, and the risks to the domestic and global economy.

BMO Financial Group Second Quarter 2024 Earnings Release 3

Non-GAAP and Other Financial Measures

Results and measures in this document are presented on a generally accepted accounting principles (GAAP) basis. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from our audited annual consolidated financial statements and our unaudited interim consolidated financial statements, prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board. References to GAAP mean IFRS. We use a number of financial measures to assess our performance, as well as the performance of our operating segments, including amounts, measures and ratios that are presented on a non-GAAP basis, as described below. We believe that these non-GAAP amounts, measures and ratios, read together with our GAAP results, provide readers with a better understanding of how management assesses results.

Non-GAAP amounts, measures and ratios do not have standardized meanings under GAAP. They are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from, or as a substitute for, GAAP results.

Certain information contained in BMO’s Management’s Discussion and Analysis dated May 29, 2024 for the period ended April 30, 2024 (Second Quarter 2024 Report to Shareholders) is incorporated by reference into this document. For further details on the composition of non-GAAP amounts, measures and ratios, including supplementary financial measures, please refer to the Glossary of Financial Terms section in our Second Quarter 2024 Report to Shareholders which is available at www.sedarplus.ca.

Our non-GAAP measures broadly fall into the following categories:

Adjusted measures and ratios

Management considers both reported and adjusted results and measures to be useful in assessing underlying ongoing business performance. Adjusted results and measures remove certain specified items from revenue, non-interest expense, provision for credit losses and income taxes, as detailed in the following table. Adjusted results and measures presented in this document are non-GAAP. Presenting results on both a reported basis and an adjusted basis permits readers to assess the impact of certain items on results for the periods presented, and to better assess results excluding those items that may not be reflective of ongoing business performance. As such, the presentation may facilitate readers’ analysis of trends. Except as otherwise noted, management’s discussion of changes in reported results in this document applies equally to changes in the corresponding adjusted results.

Tangible common equity and return on tangible common equity

Tangible common equity is calculated as common shareholders’ equity, less goodwill and acquisition-related intangible assets, net of related deferred tax liabilities. Return on tangible common equity is commonly used in the North American banking industry and is meaningful because it measures the performance of businesses consistently, whether they were acquired or developed organically.

Measures net of insurance claims, commissions and changes in policy benefit liabilities

For periods prior to November 1, 2022, we presented adjusted revenue on a basis that is net of insurance claims, commissions and changes in policy benefit liabilities (CCPB), and our efficiency ratio and operating leverage were calculated on a similar basis. Measures and ratios presented on a basis net of CCPB are non-GAAP amounts. For more information, refer to the Insurance Claims, Commissions and Changes in Policy Benefit Liabilities section of the 2023 Annual MD&A. Beginning the first quarter of 2023, we no longer report CCPB given the adoption and retrospective application of IFRS 17, Insurance Contracts (IFRS 17).

Caution

This Non-GAAP and Other Financial Measures section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

4 BMO Financial Group Second Quarter 2024 Earnings Release

Non-GAAP and Other Financial Measures

(Canadian $ in millions, except as noted)	Q2-2024	Q1-2024	Q2-2023	YTD-2024	YTD-2023

Reported Results

Net interest income	4,515	4,721	4,814	9,236	8,835
Non-interest revenue	3,459	2,951	2,975	6,410	4,053
Revenue	7,974	7,672	7,789	15,646	12,888
Provision for credit losses	(705)	(627)	(1,023)	(1,332)	(1,240)
Non-interest expense	(4,844)	(5,389)	(5,501)	(10,233)	(9,883)
Income before income taxes	2,425	1,656	1,265	4,081	1,765
Provision for income taxes	(559)	(364)	(236)	(923)	(603)
Net income	1,866	1,292	1,029	3,158	1,162
Diluted EPS ($)	2.36	1.73	1.26	4.08	1.42

Adjusting Items Impacting Revenue (Pre-tax)

Management of fair value changes on the purchase of Bank of the West (1)	-	-	-	-	(2,011)
Legal provision (recorded in revenue) (2)	(14)	(14)	(7)	(28)	(13)
Impact of loan portfolio sale (3)	-	(164)	-	(164)	-
Impact of adjusting items on revenue (pre-tax)	(14)	(178)	(7)	(192)	(2,024)

Adjusting Items Impacting Provision for Credit Losses (Pre-tax)

Initial provision for credit losses on purchased performing loans (pre-tax) (4)	-	-	(705)	-	(705)

Adjusting Items Impacting Non-Interest Expense (Pre-tax)

Acquisition and integration costs (5)	(36)	(76)	(727)	(112)	(966)
Amortization of acquisition-related intangible assets (6)	(107)	(112)	(115)	(219)	(123)
Legal provision (including legal fees) (2)	(1)	(1)	-	(2)	(2)
FDIC special assessment (7)	(67)	(417)	-	(484)	-
Impact of adjusting items on non-interest expense (pre-tax)	(211)	(606)	(842)	(817)	(1,091)
Impact of adjusting items on reported net income (pre-tax)	(225)	(784)	(1,554)	(1,009)	(3,820)

Adjusting Items Impacting Revenue (After-tax)

Management of fair value changes on the purchase of Bank of the West (1)	-	-	-	-	(1,461)
Legal provision (including related interest expense and legal fees) (2)	(11)	(10)	(6)	(21)	(11)
Impact of loan portfolio sale (3)	-	(136)	-	(136)	-
Impact of adjusting items on revenue (after-tax)	(11)	(146)	(6)	(157)	(1,472)

Adjusting Items Impacting Provision for Credit Losses (After-tax)
Initial provision for credit losses on purchased performing loans (after-tax) (4)	-	-	(517)	-	(517)

Adjusting Items Impacting Non-Interest Expense (After-tax)

Acquisition and integration costs (5)	(26)	(57)	(549)	(83)	(730)
Amortization of acquisition-related intangible assets (6)	(79)	(84)	(85)	(163)	(91)
Legal provision (including related interest expense and legal fees) (2)	(1)	(1)	-	(2)	(1)
FDIC special assessment (7)	(50)	(313)	-	(363)	-
Impact of adjusting items on non-interest expense (after-tax)	(156)	(455)	(634)	(611)	(822)

Adjusting Items Impacting Provision for Income Taxes (After-tax)

Impact of Canadian tax measures (8)	-	-	-	-	(371)
Impact of adjusting items on reported net income (after-tax)	(167)	(601)	(1,157)	(768)	(3,182)
Impact on diluted EPS ($)	(0.23)	(0.83)	(1.63)	(1.06)	(4.52)

Adjusted Results

Net interest income	4,529	4,735	4,821	9,264	9,231
Non-interest revenue	3,459	3,115	2,975	6,574	5,681
Revenue	7,988	7,850	7,796	15,838	14,912
Provision for credit losses	(705)	(627)	(318)	(1,332)	(535)
Non-interest expense	(4,633)	(4,783)	(4,659)	(9,416)	(8,792)
Income before income taxes	2,650	2,440	2,819	5,090	5,585
Provision for income taxes	(617)	(547)	(633)	(1,164)	(1,241)
Net income	2,033	1,893	2,186	3,926	4,344
Diluted EPS ($)	2.59	2.56	2.89	5.14	5.94

(1)

Reported net income in Q1-2023 included losses of $1,461 million ($2,011 million pre-tax) related to the acquisition of Bank of the West, comprising $1,628 million of mark-to-market losses on certain interest rate swaps recorded in non-interest trading revenue and $383 million of losses on a portfolio of primarily U.S. treasuries and other balance sheet instruments recorded in net interest income, in Corporate Services.

(2)

Reported net income included the impact of a lawsuit associated with a predecessor bank, M&I Marshall and Ilsley Bank: Q2-2024 included $12 million ($15 million pre-tax), comprising $14 million interest expense and non-interest expense of $1 million; Q1-2024 included $11 million ($15 million pre-tax), comprising $14 million interest expense and non-interest expense of $1 million; Q2-2023 included $6 million ($7 million pre-tax) of interest expense; and Q1-2023 included $6 million ($8 million pre-tax), comprising interest expense of $6 million and a non-interest expense of $2 million. These amounts were recorded in Corporate Services. For further information, refer to the Provisions and Contingent Liabilities section in Note 24 of the audited annual consolidated financial statements of BMO’s 2023 Annual Report.

(3)

Reported net income in Q1-2024 included a net accounting loss on the sale of a portfolio of recreational vehicle loans related to balance sheet optimization of $136 million ($164 million pre-tax), recorded in Corporate Services.

(4)

Reported net income in Q2-2023 included an initial provision for credit losses of $517 million ($705 million pre-tax) on the purchased Bank of the West performing loan portfolio, recorded in Corporate Services.

(5)

Reported net income included acquisition and integration costs, recorded in non-interest expense. Costs related to the acquisition of Bank of the West were recorded in Corporate Services: Q2-2024 included $22 million ($30 million pre-tax); Q1-2024 included $46 million ($61 million pre-tax); Q2-2023 included $545 million ($722 million pre-tax); Q1-2023 included $178 million ($235 million pre-tax). Costs related to the acquisitions of Radicle and Clearpool were recorded in BMO Capital Markets: Q2-2024 included $2 million ($3 million pre-tax); Q1-2024 included $10 million ($14 million pre-tax); Q2-2023 included $2 million ($2 million pre-tax); and Q1-2023 included $3 million ($4 million pre-tax). Costs related to the acquisition of AIR MILES were recorded in Canadian P&C: Q2-2024 included $2 million ($3 million pre-tax); Q1-2024 included $1 million ($1 million pre-tax); Q2-2023 included $2 million ($3 million pre-tax).

(6)

Reported net income included amortization of acquisition-related intangible assets recorded in non-interest expense in the related operating group: Q2-2024 included $79 million ($107 million pre-tax); Q1-2024 included $84 million ($112 million pre-tax); Q2-2023 included $85 million ($115 million pre-tax); and Q1-2023 included $6 million ($8 million pre-tax).

(7)

Reported net income included the impact of a U.S. Federal Deposit Insurance Corporation (FDIC) special assessment of $50 million ($67 million pre-tax) in Q2-2024 and $313 million ($417 million pre-tax) in Q1-2024, recorded in non-interest expense in Corporate Services.

(8)	Reported net income in Q1-2023 included a one-time tax expense of $371 million related to certain tax measures enacted by the Canadian government, recorded in Corporate Services.

 Certain comparative figures have been reclassified to conform with the current period’s presentation.

BMO Financial Group Second Quarter 2024 Earnings Release 5

Summary of Reported and Adjusted Results by Operating Segment

(Canadian $ in millions, except as noted)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank	U.S. Segment (1) (US$ in millions)

Q2-2024

Reported net income (loss)	872	543	1,415	320	459	(328)	1,866	559
Acquisition and integration costs	2	-	2	-	2	22	26	17
Amortization of acquisition-related intangible assets	3	69	72	2	5	-	79	54
Legal provision (including related interest expense and legal fees)	-	-	-	-	-	12	12	9
Impact of FDIC special assessment	-	-	-	-	-	50	50	37
Adjusted net income (loss) (2)	877	612	1,489	322	466	(244)	2,033	676

Q1-2024

Reported net income (loss)	921	560	1,481	240	393	(822)	1,292	184
Acquisition and integration costs	1	-	1	-	10	46	57	39
Amortization of acquisition-related intangible assets	3	75	78	1	5	-	84	59
Legal provision (including related interest expense and legal fees)	-	-	-	-	-	11	11	8
Impact of loan portfolio sale	-	-	-	-	-	136	136	102
Impact of FDIC special assessment	-	-	-	-	-	313	313	231
Adjusted net income (loss) (2)	925	635	1,560	241	408	(316)	1,893	623

Q2-2023

Reported net income (loss)	819	731	1,550	240	370	(1,131)	1,029	(119)
Acquisition and integration costs	2	-	2	-	2	545	549	400
Amortization of acquisition-related intangible assets	1	77	78	1	6	-	85	61
Legal provision (including related interest expense and legal fees)	-	-	-	-	-	6	6	4
Initial provision for credit losses on purchased performing loans	-	-	-	-	-	517	517	379
Adjusted net income (loss) (2)	822	808	1,630	241	378	(63)	2,186	725

YTD-2024

Reported net income (loss)	1,793	1,103	2,896	560	852	(1,150)	3,158	743
Acquisition and integration costs	3	-	3	-	12	68	83	56
Amortization of acquisition-related intangible assets	6	144	150	3	10	-	163	113
Legal provision (including related interest expense and legal fees)	-	-	-	-	-	23	23	17
Impact of loan portfolio sale	-	-	-	-	-	136	136	102
Impact of FDIC special assessment	-	-	-	-	-	363	363	268
Adjusted net income (loss) (2)	1,802	1,247	3,049	563	874	(560)	3,926	1,299

YTD-2023

Reported net income	1,770	1,396	3,166	399	858	(3,261)	1,162	(692)
Acquisition and integration costs	2	-	2	-	5	723	730	532
Amortization of acquisition-related intangible assets	1	78	79	2	10	-	91	65
Management of fair value changes on the purchase of Bank of the West	-	-	-	-	-	1,461	1,461	1,093
Legal provision (including related interest expense and legal fees)	-	-	-	-	-	12	12	9
Impact of Canadian tax measures	-	-	-	-	-	371	371	-
Initial provision for credit losses on purchased performing loans	-	-	-	-	-	517	517	379
Adjusted net income (loss) (2)	1,773	1,474	3,247	401	873	(177)	4,344	1,386

(1)	U.S. segment reported and adjusted results comprise net income recorded in U.S. P&C and our U.S. operations in BMO Wealth Management, BMO Capital Markets and Corporate Services.
(2)	Refer to footnotes (1) to (8) in the Non-GAAP and Other Financial Measures table for details on adjusting items.

 Certain comparative figures have been reclassified to conform with the current period’s presentation.

Return on Equity and Return on Tangible Common Equity

(Canadian $ in millions, except as noted)	Q2-2024	Q1-2024	Q2-2023	YTD-2024	YTD-2023
Reported net income	1,866	1,292	1,029	3,158	1,162
Net income attributable to non-controlling interest in subsidiaries	4	2	3	6	3
Net income attributable to bank shareholders	1,862	1,290	1,026	3,152	1,159
Dividends on preferred shares and distributions on other equity instruments	143	40	127	183	165
Net income available to common shareholders (A)	1,719	1,250	899	2,969	994
After-tax amortization of acquisition-related intangible assets	79	84	85	163	91
Net income available to common shareholders after adjusting for amortization of acquisition-related intangible assets (B)	1,798	1,334	984	3,132	1,085
After-tax impact of other adjusting items (1)	88	517	1,072	605	3,091
Adjusted net income available to common shareholders (C)	1,886	1,851	2,056	3,737	4,176
Average common shareholders’ equity (D)	70,551	69,391	66,685	69,965	65,820
Goodwill	(16,431)	(16,158)	(16,203)	(16,293)	(10,653)
Acquisition-related intangible assets	(2,694)	(2,745)	(2,824)	(2,720)	(1,447)
Net of related deferred tax liabilities	978	1,007	1,054	992	653
Average tangible common equity (E)	52,404	51,494	48,712	51,944	54,373
Return on equity (%) (= A/D) (2)	9.9	7.2	5.5	8.5	3.0
Adjusted return on equity (%) (= C/D) (2)	10.9	10.6	12.6	10.7	12.8
Return on tangible common equity (%) (= B/E) (2)	14.0	10.3	8.3	12.1	4.0
Adjusted return on tangible common equity (%) (= C/E) (2)	14.6	14.3	17.3	14.5	15.5

(1)	Refer to footnotes (1) to (8) in the Non-GAAP and Other Financial Measures table for details on adjusting items.
(2)	Quarterly calculations are on an annualized basis.

6 BMO Financial Group Second Quarter 2024 Earnings Release

Return on Equity by Operating Segment (1)

	Q2-2024
(Canadian $ in millions, except as noted)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank	U.S. Segment (2) (US$ in millions)

Reported

Net income available to common shareholders	861	526	1,387	318	450	(436)	1,719	554
Total average common equity	15,750	33,078	48,828	4,736	13,008	3,979	70,551	31,544
Return on equity (%)	22.3	6.5	11.6	27.2	14.1	na	9.9	7.1

Adjusted (3)

Net income available to common shareholders	866	595	1,461	320	457	(352)	1,886	671
Total average common equity	15,750	33,078	48,828	4,736	13,008	3,979	70,551	31,544
Return on equity (%)	22.4	7.3	12.2	27.4	14.3	na	10.9	8.6

	Q1-2024
(Canadian $ in millions, except as noted)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank	U.S. Segment (2) (US$ in millions)

Reported

Net income available to common shareholders	911	547	1,458	238	384	(830)	1,250	175
Total average common equity	15,847	33,246	49,093	4,679	13,202	2,417	69,391	32,059
Return on equity (%)	22.8	6.5	11.8	20.3	11.6	na	7.2	2.2

Adjusted (3)

Net income available to common shareholders	915	622	1,537	239	399	(324)	1,851	614
Total average common equity	15,847	33,246	49,093	4,679	13,202	2,417	69,391	32,059
Return on equity (%)	23.0	7.4	12.4	20.4	12.0	na	10.6	7.6

	Q2-2023
(Canadian $ in millions, except as noted)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank	U.S. Segment (2) (US$ in millions)

Reported

Net income available to common shareholders	809	719	1,528	238	362	(1,229)	899	(128)
Total average common equity	13,486	32,689	46,175	4,747	11,490	4,273	66,685	30,896
Return on equity (%)	24.6	9.0	13.6	20.6	13.0	na	5.5	(1.7)

Adjusted (3)

Net income available to common shareholders	812	796	1,608	239	370	(161)	2,056	716
Total average common equity	13,486	32,689	46,175	4,747	11,490	4,273	66,685	30,896
Return on equity (%)	24.7	10.0	14.3	20.7	13.2	na	12.6	9.5

	YTD-2024
(Canadian $ in millions, except as noted)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank	U.S. Segment (2) (US$ in millions)

Reported

Net income available to common shareholders	1,772	1,073	2,845	556	834	(1,266)	2,969	728
Total average common equity	15,799	33,163	48,962	4,707	13,106	3,190	69,965	31,804
Return on equity (%)	22.6	6.5	11.7	23.7	12.8	na	8.5	4.6

Adjusted (3)

Net income available to common shareholders	1,781	1,217	2,998	559	856	(676)	3,737	1,284
Total average common equity	15,799	33,163	48,962	4,707	13,106	3,190	69,965	31,804
Return on equity (%)	22.7	7.4	12.3	23.9	13.1	na	10.7	8.1

	YTD-2023
(Canadian $ in millions, except as noted)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank	U.S. Segment (2) (US$ in millions)

Reported

Net income available to common shareholders	1,751	1,376	3,127	395	841	(3,369)	994	(707)
Total average common equity	12,773	23,155	35,928	4,370	11,796	13,726	65,820	23,790
Return on equity (%)	27.6	12.0	17.6	18.2	14.4	na	3.0	(6.0)

Adjusted (3)

Net income available to common shareholders	1,754	1,454	3,208	397	856	(285)	4,176	1,371
Total average common equity	12,773	23,155	35,928	4,370	11,796	13,726	65,820	23,790
Return on equity (%)	27.7	12.7	18.0	18.3	14.6	na	12.8	11.6

(1)	Return on equity is based on allocated capital. For further information, refer to the How BMO Reports Operating Group Results section.
(2)	U.S. segment reported and adjusted results comprise net income and allocated capital recorded in U.S. P&C and our U.S. operations in BMO Wealth Management, BMO Capital Markets and Corporate Services.
(3)	Refer to footnotes (1) to (8) in the Non-GAAP and Other Financial Measures table for details on adjusting items.

 na – not applicable

Capital is allocated to the operating segments based on the amount of regulatory capital required to support business activities. Effective the first quarter of fiscal 2024, our capital allocation rate increased to 11.5% of risk weighted assets, compared with 11.0% in 2023, to reflect increased regulatory capital requirements. Unallocated capital is reported in Corporate Services. Capital allocation methodologies are reviewed at least annually.

BMO Financial Group Second Quarter 2024 Earnings Release 7

Investor and Media Information

Investor Presentation Materials

Interested parties are invited to visit BMO’s website at www.bmo.com/investorrelations to review the 2023 Annual MD&A and audited annual consolidated financial statements, quarterly presentation materials and supplementary financial and regulatory information package.

Quarterly Conference Call and Webcast Presentations

Interested parties are also invited to listen to our quarterly conference call on Wednesday, May 29, 2024, at 8.00 a.m. (ET). The call may be accessed by telephone at 416-340-2217 (from within Toronto) or 1-800-806-5484 (toll-free outside Toronto), entering Passcode: 9768240#. A replay of the conference call can be accessed until June 29, 2024, by calling 905-694-9451 (from within Toronto) or 1-800-408-3053 (toll-free outside Toronto) and entering Passcode: 3927329#.

A live webcast of the call can be accessed on our website at www.bmo.com/investorrelations. A replay can also be accessed on the website.

Media Relations Contact

Jeff Roman, Director, Enterprise Media Relations, jeff.roman@bmo.com, 416-867-3996

Investor Relations Contacts

Christine Viau, Head, Investor Relations, christine.viau@bmo.com, 416-867-6956

Bill Anderson, Director, Investor Relations, bill2.anderson@bmo.com, 416-867-7834

Shareholder Dividend Reinvestment and Share Purchase Plan (DRIP)

Common shareholders may elect to have their cash dividends reinvested in common shares of the bank, in accordance with the bank’s Shareholder Dividend Reinvestment and Share Purchase Plan. More information about the Plan and how to enrol can be found at www.bmo.com/investorrelations.

For dividend information, change in shareholder address or to advise of duplicate mailings, please contact

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario M5J 2Y1

Telephone: 1-800-340-5021 (Canada and the United States)

Telephone: (514) 982-7800 (international)

Fax: 1-888-453-0330 (Canada and the United States)

Fax: (416) 263-9394 (international)

E-mail: service@computershare.com

For other shareholder information, please contact

Bank of Montreal

Shareholder Services

Corporate Secretary’s Department

One First Canadian Place, 21st Floor

Toronto, Ontario M5X 1A1

Telephone: (416) 867-6785

E-mail: corp.secretary@bmo.com

For further information on this document, please contact

Bank of Montreal

Investor Relations Department

P.O. Box 1, One First Canadian Place, 37th Floor

Toronto, Ontario M5X 1A1

To review financial results and regulatory filings and disclosures online, please visit BMO’s website at www.bmo.com/investorrelations.

BMO’s 2023 Annual MD&A, audited consolidated financial statements, annual information form and annual report on Form 40-F (filed with the U.S. Securities and Exchange Commission) are available online at www.bmo.com/investorrelations and at www.sedarplus.ca. Printed copies of the bank’s complete 2023 audited consolidated financial statements are available free of charge upon request at 416-867-6785 or corp.secretary@bmo.com.

® Registered trademark of Bank of Montreal

8 BMO Financial Group Second Quarter 2024 Earnings Release